

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF CORPORATION FINANCE
MAIL STOP 7010

October 16, 2007

via U.S. Mail

Mr. David Wallace
Chief Executive Officer
Ecoland International, Inc.
4425 Ventura Canyon Avenue, Suite 105
Sherman Oaks, California 91423

> **Re: Ecoland International, Inc.**
> **Amendment No. 5 to Registration Statement on Form SB-2**
> **Filed October 2, 2007**
> **File No. 333-140396**

Dear Mr. Wallace:

        We have reviewed your filing and response letter dated October 2, 2007 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 5 to Registration Statement on Form SB-2

General

1.   Please continue to monitor the financial statement updating requirements of Rule 3-10(g) of Regulation S-B and provide updated audited financial statements with your next amendment if required.

2.   Please provide an updated consent with your next amendment.

Note 3 – Common Stock, page F-10

3.   We note your response to our prior comment number four. Please clarify if Guano Distributor (PTY) Ltd. represented a business at the date of acquisition. Refer to the guidance of EITF 98-3 and SFAS 141.

4.   Please clarify to us and in your document, the date Guano Distributors, Inc. legally acquired Guano Distributors (PTY) Ltd, including the date options were issued to Mr. Wallace in exchange for his ownership. In addition, please tell us the date the stock options were exercised by Mr. Wallace.

5.   We note your response to our prior comment number seven. Please explain what you mean when you state that the Black-Scholes Options Pricing Model would yield a nonsensical value for the shares. Please refer to paragraphs 20 and 139 of SFAS 123.

6.   We note your response to our prior comment number eight whereby you state that technically Mr. Wallace was granted stock options. As such it appears stock option accounting should have been applied. Please modify your accounting and related disclosures accordingly. Otherwise, please explain why the difference in accounting treatment would not materially alter your financial statements. Please provide support for your materiality conclusions. Refer to SAB Topics 1:M and 1:N.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

Mr. David Wallace
Ecoland International, Inc.
October 16, 2007
page 3

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Kevin Stertzel at (202) 551-3723 or, in his absence, Jill Davis, Branch Chief, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3740 with any other questions. Direct all correspondence to the following ZIP code: 20549-7010.

Sincerely,

H. Roger Schwall
Assistant Director

cc: K. Stertzel
       J. Davis

       via facsimile
       Norman T. Reynolds, Esq.
       Glast, Phillips & Murray, P.C.
       (713) 237-3202